UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. )*

Flaherty & Crumrine/Claymore Total Return Fund Inc.
                                 (Name of Issuer)

Common Stock
                        (Title and Class of Securities)

                                    338479108
                                 (CUSIP Number)

                                March 23, 2007
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).




CUSIP No.                        338479108                            Page 2

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Spectrum Asset Management, Inc

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               985,950
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          985,950


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          985,950

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.08

12   TYPE OF REPORTING PERSON (See Instructions)

          IA


CUSIP No.                        338479108			Page 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 985,950
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            985,950


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          985,950

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.08

12   TYPE OF REPORTING PERSON (See Instructions)

          HC




CUSIP No.                        338479108                            Page 4

Item 1(a).  Name of Issuer:

     Flaherty & Crumrine/Claymore Total Retune Fund Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

301 E Colorado Blvd
Suite 720
Pasadena, CA 91102

Item 2(a).  Name of Person Filing:

     Spectrum Asset Management, Inc.
     Principal Financial Group, Inc.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Spectrum Asset Management, Inc.
     2 High Ridge Park
     Stamford, CT  06905

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Spectrum Asset Management, Inc. - State of Connecticut
     Principal Financial Group, Inc. - State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     338479108

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (a) [X] Broker or dealer registered under section 15 of the Securities Exchange Act of 1934.
     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     0 Shares Common Stock Shares presently held by
       Spectrum Asset Management, Inc.
     0 Shares Common Stock Shares Common Stock presently held by
       Principal Financial Group, Inc.


CUSIP No.                        338479108                            Page 5

     (b) Percent of Class

          0 Spectrum Asset Management, Inc.
          0 Principal Financial Group, Inc.

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Spectrum Asset Management, Inc.
               0 Principal Financial Group, Inc.

          (ii) Shared Power to Vote or Direct the Vote

               985,950 Shares Common Stock presently held by
		       Spectrum Asset Management, Inc.
               985,950 Shares Common Stock presently held by
	               Principal Financial Group, Inc.

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Spectrum Asset Management, Inc.
               0 Principal Financial Group, Inc.

          (iv) Shared Power to Dispose or to Direct the Disposition of

               985,950 Shares Common Stock presently held by
	               Spectrum Asset Management, Inc.
               985,950 Shares Common Stock presently held by
	               Principal Financial Group, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

     []

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     [x] Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit attached


CUSIP No.                        338479108                            Page 6

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(b).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Spectrum Asset Management, Inc.

By /s/ Mark A. Lieb
Mark A. Lieb, Chief Financial Officer

Principal Financial Group, Inc.

By /s/ Joyce N. Hoffman
Joyce N. Hoffman, Senior Vice President and Corporate Secretary

Dated   , 2007



EXHIBIT 99.1

Spectrum Asset Management, Inc.
Item 3 Classification:
(a) Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934
(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Principal Financial Group, Inc.
Item 3 Classification:
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)